United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 11, 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

11 October 2019

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 29 May 2019 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Highest price paid per share (USX)	Lowest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
4 October 2019	408	56.3	55.96	56.213211	BATS Global Markets (“BATS”)
4 October 2019	1,621	56.3	55.83	55.933967	Boston Stock Exchange (“BSE”)
4 October 2019	1,198	56.3	55.88	56.074624	BATS Global Markets Secondary Exchange (“BYX”)
4 October 2019	8,520	56.295	55.83	55.998603	CFX Alternative Trading (“CFX”)
4 October 2019	1,600	56.32	55.695	56.012813	IEX (“IEXG”)
4 October 2019	68,996	56.32	55.7	55.976717	NASDAQ (“NASDAQ”)
4 October 2019	5,551	56.31	55.72	56.076961	New York Stock Exchange (“NYSE”)
4 October 2019	10,198	56.32	55.72	56.048051	OTC Markets (“OTC”)
4 October 2019	444	56.3	55.82	56.093041	NYSE Arca (“PSE”)
4 October 2019	796	56.21	55.8	55.870628	CBOE EDGA Equity Exchange (“XDEA”)
4 October 2019	668	56.3	55.78	56.124147	CBOE EDGX Equity Exchange (“XDEX”)
7 October 2019	1,200	56.195	56.195	56.195000	CFX
7 October 2019	101,800	56.45	55.99	56.234641	NYSE
8 October 2019	1,306	55.94	55.64	55.669142	BATS

8 October 2019	200	55.66	55.65	55.655000	BYX
8 October 2019	4,967	55.93	55.625	55.733888	CFX
8 October 2019	312	55.83	55.645	55.652115	IEXG
8 October 2019	1,956	55.655	55.625	55.643323	NASDAQ
8 October 2019	121,500	56.32	55.31	55.712707	NYSE
8 October 2019	1,400	55.95	55.63	55.751786	OTC
8 October 2019	20,059	55.95	55.55	55.636991	PSE
8 October 2019	500	55.66	55.64	55.651000	XDEX
9 October 2019	813	56.05	55.52	55.667872	BATS
9 October 2019	300	55.66	55.66	55.660000	BSE
9 October 2019	600	56.05	55.66	55.855000	BYX
9 October 2019	1,100	56.01	55.67	55.728182	CFX
9 October 2019	400	56.015	55.52	55.643750	IEXG
9 October 2019	1,406	56.05	55.52	55.797468	NASDAQ
9 October 2019	136,565	56.11	55.42	55.807955	NYSE
9 October 2019	600	56.015	55.59	55.795000	OTC
9 October 2019	100	56.05	56.05	56.050000	Nasdaq PHX (“PHLX”)
9 October 2019	11,616	56.05	55.62	55.689273	PSE
9 October 2019	300	56.05	55.66	55.790000	XDEA
9 October 2019	200	55.66	55.58	55.620000	XDEX
10 October 2019	884	56.46	56.12	56.278043	BATS
10 October 2019	200	56.26	56.26	56.260000	BSE
10 October 2019	900	56.46	56.26	56.292222	BYX
10 October 2019	3,200	56.235	56.12	56.130938	CFX
10 October 2019	2,302	56.42	56.115	56.258666	IEXG
10 October 2019	1,450	56.46	56.12	56.284034	NASDAQ
10 October 2019	97,867	56.47	55.65	56.191239	NYSE
10 October 2019	2,900	56.42	55.61	56.037931	OTC
10 October 2019	200	56.29	56.28	56.285000	PHLX
10 October 2019	13,245	56.46	56.12	56.256743	PSE
10 October 2019	1,101	56.3	56.24	56.269064	XDEA
10 October 2019	751	56.3	56.15	56.257337	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc (ISIN: GB00BDCPN049)
Dates of purchases:	4, 7, 8, 9 and 10 October 2019
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at:

https://www.ccep.com/system/file_resources/7271/191011_Weekly_Buyback_Programme_indiv_trade_details.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 11, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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